

September 22, 2021

Robert Lane
Chief Financial Officer
Sunnova Energy International Inc.
20 East Greenway Plaza, Suite 540
Houston, Texas 77046

> **Re: Sunnova Energy International Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2020**
> **Filed February 25, 2021**
> **File No. 001-38995**

Dear Mr. Lane:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2020

Key Financial and Operational Metrics, page 71

1. We note that you identify *Adjusted Operating Cash Flow* as a non-GAAP liquidity measure. However, relative to the corresponding GAAP measure, Net cash used in operating activities, it appears that you are adding back (and thereby excluding) costs associated with increases to the working capital accounts and derivative settlements, while also recharacterizing certain investing cash inflows (increasing your non-GAAP measure), e.g. proceeds from customer notes receivable; and showing a positive adjustment (also increasing your non-GAAP measure) for certain investing cash outflows, e.g. exclusivity and bonus payments made to dealers, which seems to have the effect of both designating a source that is not otherwise apparent and excluding the expenditure.

   Please revise as necessary to comply with Item 10(e)(ii)(A) of Regulation S-K, which stipulates that non-GAAP liquidity measures must not exclude charges or liabilities that required, or will require, cash settlement absent an ability to settle in another manner.

As you appear to comingle activity pertaining to all three of the GAAP classifications of operating, investing and financing, it appears you would also need to relabel the measure, if retained, to adhere to Item 10(e)(ii)(E) of Regulation S-K and to reflect some manner of association with the various GAAP classifications.

Please disclose each of the GAAP measures for the principal categories of cash flows along with any non-GAAP liquidity measure that you choose to present.

Note 2 Significant Accounting Policies
Dealer Commitments, page 103

2.   We note your disclosure indicating that you enter into exclusivity and other similar agreements with certain dealers pursuant to which you agree to pay an incentive if such dealers install a certain minimum number of solar energy systems within specified periods. You explain that these incentives are recorded in your other assets account and are amortized to general and administrative expense over an average of 23 years based on the terms, or duration of the customer agreements.

However, you have disclosure on page 6, referring to an arrangement with Lennar Corporation, in which the counterparty has agreed to engage you or your subsidiaries exclusively as their solar and storage service provider, and has extended to you the opportunity to leverage its existing customer relationships by offering solar service agreements to customers who do not yet have a solar energy system. You also have disclosure on pages 9 and 10, describing an arrangement with Trinity Solar, Inc., involving exclusivity and requiring bonus payments over a four-year period, and indicating that you have similar arrangements with several other key dealers.

Please describe any distinction that you make for payments made to the counterparties in these arrangements based on their nature, e.g. incentive vs. exclusivity, in determining whether the payments should be capitalized as incremental costs of obtaining a contract pursuant to FASB ASC 340-40-25, or other guidance.

Tell us the numbers and values of new contracts each period for (i) contracts associated with the incentive structures and (ii) contracts attributable to relationships based on exclusivity; and explain your rationale for amortizing exclusivity payments over an average of 23 years based on the terms of customer agreements, rather than terms reflecting the periods of exclusivity, or expensing the amounts as incurred.

Note 3 Property and Equipment , page 111

3.   We note that you depreciate your solar energy systems over 35 years while your PPA's and lease agreements generally have 25 year terms.

Tell us how you considered the remaining economic utility of your solar energy systems at the end of the lease agreements in determining the depreciation timeframe, including your assessment of each of the following concerns -

- the potential obsolescence of your systems and your limited history of renewals, as disclosed in your risk factors on page 32;

- the ability to re-market a 25 year-old solar energy system in the event that the customer does not renew the lease;

- the recoverability of amounts capitalized as solar energy system costs related to construction and installation, which would have little if any utility if the system is removed and reinstalled elsewhere at the end of the original lease term; and

- with respect to your lease and PPA renewal projections, whether a customer would agree to re-lease or enter into another PPA for a system with diminished utility.

<u>Note 9 Derivative Instruments, page 126</u>

4.   We note your disclosure on page 16 indicating that you have hedged a portion of the state renewable energy certificates (SRECs) that you expect to earn from the production of energy by your solar systems under fixed price forward contracts. Please provide us with the underlying hedge documentation that you prepared to comply with FASB ASC 815-20-25-3, pertaining to 2020; and the disclosures regarding these contracts that you propose to comply with FASB ASC 815-10-50.

5.   Please expand your disclosures to describe the derivative contracts and any hedging arrangements associated with the derivative breakage fees from financing structure changes mentioned on page 71, along with the circumstances that have precipitated the charges and your accounting and presentation policy.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation